                                January 5, 2000




Robert T. Hall, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


          Re:  GeneLink, Inc.
               Registration Statement on Form 10-SB
               SEC File No. 0-28077
               ------------------------------------


Dear Mr. Hall:

          This letter shall serve as a written request to withdraw the Form 10-SB filed by GeneLink, Inc. on November 12, 1999, as amended by Amendment No. 1 to Form 10-SB filed January 4, 2000. GeneLink, Inc. intends to submit a new Form 10-SB filing in the near future.


                                             Very truly yours,

                                             Bradley S. Rodos